UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

CENTRAL GOLD-TRUST

(Translation of registrant’s name into English)

Mailing Address: P.O. Box 10106, Ancaster, Ontario Canada L9K 1P3

Courier Address: 55 Broad Leaf Crescent, Ancaster, Ontario, Canada  L9G 3P2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                       Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐                         NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST
(Registrant)

Date	March 21, 2007	By:	“(Signed)”	J.C. STEFAN SPICER
(Signature)*
J.C. Stefan Spicer, President & CEO

*Print the name and title under the signature of the signing officer

PURPOSE OF FILING

To correct number of Trustees from eight to seven

EXHIBIT INDEX

CENTRAL GOLD-TRUST

Exhibits to Form 6-K for the month of March, 2007

Exhibit 99.1:	*	Notice & Information Circular dated March 15, 2007

Exhibit 99.2:		Form of Proxy

* As previously filed.